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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 7 )*




                              Applied Imaging Corp.
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                                (Name of Issuer)



                          Common Stock, $.001 par value
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                         (Title of Class of Securities)



                                    03820G106
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                                 (CUSIP Number)



                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
ITEM 1(A).       NAME OF ISSUER: Applied Imaging Corp.
                 --------------

ITEM 1(B).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 -----------------------------------------------
                 2380 Walsh Avenue, Building B, Santa Clara, CA 95051

ITEM 2(A).       NAMES OF PERSONS FILING:
                 -----------------------
                 New Enterprise Associates V, Limited Partnership ("NEA V") and New Enterprise Associates VII, Limited Partnership ("NEA VII"), (collectively, the "Funds"); NEA Partners V, Limited Partnership ("NEA Partners V"), which is the sole general partner of NEA V, NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, (collectively, the "GPLP's"); Peter J. Barris ("Barris"), Nancy
                 L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Thomas
                 C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry"), (collectively, the "General Partners"). Dorman, Kramlich, McConnell and Newhall are individual general partners of NEA Partners V. Barris, Dorman, Kramlich, McConnell, Morris, Nehra, Newhall and Perry are individual general partners of NEA Partners VII. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                 -----------------------------------------------------------
                 The address of the principal business office of NEA V, NEA Partners V, NEA VII, NEA Partners VII, Dorman, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, McConnell, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

ITEM 4.          OWNERSHIP.
                 ---------
                 (a) Amount Beneficially Owned: NEA V is the record owner of
                     709,214 shares as of December 31, 2003 (the "NEA V Shares"). NEA VII is the record owner of 1,636,605 shares as of December 31, 2003 (the "NEA VII Shares"). Barris is the record owner of 289 shares as of December 31, 2003. Kramlich is the record owner of 24 shares as of December 31, 2003. As the sole general partner of NEA V, NEA Partners V may be deemed to own beneficially the NEA V Shares. As the sole general partner of NEA VII, NEA Partners VII may be deemed to own beneficially the NEA VII Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, each Fund may be deemed to share the power to direct the disposition and vote of the NEA V Shares and the NEA VII Shares for an aggregate of 2,345,819 shares (the "Record Shares"). As general partners of the Funds, each GPLP may also be deemed to own beneficially the Record Shares. As individual general partners of NEA Partners V and NEA Partners VII, Dorman, Kramlich, McConnell and Newhall may be deemed to own beneficially the Record Shares. As individual general partners of NEA Partners VII, Barris, Morris, Nehra, and Perry may be deemed to own beneficially the NEA VII Shares.

                 (b) Percent of Class: The Funds, the GPLP's, Dorman, Kramlich,
                     McConnell and Newhall: 14.7%. Barris, Morris, Nehra, and
                     Perry: 10.3%. The foregoing percentages are calculated based on the 15,960,839 shares of Common Stock reported to be outstanding as of October 27, 2003 in the Issuer's most recently filed Quarterly Statement on Form 10-Q, as adjusted pursuant to Rule 13d-3(d)(1).

                 (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Barris and Kramlich. 289 shares for Barris. 24 shares for Kramlich.

                     (ii)   shared power to vote or to direct the vote:
                            2,345,819 shares for the Funds, the GPLP's, Dorman, Kramlich, McConnell and Newhall. 1,636,605 for Barris, Morris, Nehra and Perry.

                     (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than Barris and Kramlich. 289 shares for Barris. 24 shares for Kramlich.

                     (iv) shared power to dispose or to direct the disposition of: 2,345,819 shares for the Funds, the GPLP's, Dorman, Kramlich, McConnell and Newhall. 1,636,605 for Barris, Morris, Nehra and Perry.

                 Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for those shares, if any, such Reporting Person holds of record.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                 --------------------------------------------
                 RONALD H. KASE IS NO LONGER A GENERAL PARTNER OF NEA PARTNERS VII AND, AS A RESULT, HAS CEASED TO OWN BENEFICIALLY FIVE PERCENT (5%) OR MORE OF THE ISSUER'S OUTSTANDING COMMON STOCK.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 13, 2003 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF APPLIED IMAGING CORP. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:  NEA PARTNERS V, LIMITED PARTNERSHIP

     By:                *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:                     *
     -----------------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:  NEA Partners VII, Limited Partnership

     By:                *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                     *
     -----------------------------------
     Charles W. Newhall III
     General Partner



                        *
----------------------------------------
Peter J. Barris

                        *
----------------------------------------
Ronald H. Kase


                        *
----------------------------------------
C. Richard Kramlich


                        *
----------------------------------------
Thomas C. McConnell


                        *
----------------------------------------
Peter T. Morris


                        *
----------------------------------------
John M. Nehra


                        *
----------------------------------------
Charles W. Newhall III


                        *
----------------------------------------
Mark W. Perry

                                       *By: /s/ Louis S. Citron
                                            ----------------------------------
                                            Louis S. Citron, as Attorney-in-Fact

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This Schedule 13G was executed by Louis S. Citron pursuant to a Power of
Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13G filing for Applied Imaging Corp., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as
Exhibit 2.

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Applied Imaging Corp.

     EXECUTED: February 12, 2004


NEW ENTERPRISE ASSOCIATES V, LIMITED PARTNERSHIP

By:  NEA PARTNERS V, LIMITED PARTNERSHIP

     By:                *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS V, LIMITED PARTNERSHIP

By:                     *
     -----------------------------------
     Charles W. Newhall III
     General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:  NEA Partners VII, Limited Partnership

     By:                *
         -------------------------------
         Charles W. Newhall III
         General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                     *
     -----------------------------------
     Charles W. Newhall III
     General Partner

                        *
----------------------------------------
Peter J. Barris


                        *
----------------------------------------
Ronald H. Kase


                        *
----------------------------------------
C. Richard Kramlich


                        *
----------------------------------------
Thomas C. McConnell


                        *
----------------------------------------
Peter T. Morris


                        *
----------------------------------------
John M. Nehra


                        *
----------------------------------------
Charles W. Newhall III


                        *
----------------------------------------
Mark W. Perry

                                       *By: /s/ Louis S. Citron
                                            ----------------------------------
                                            Louis S. Citron, as Attorney-in-Fact

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This Agreement was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this
Schedule 13G filing for Applied Imaging Corp., which Power of Attorney is incorporated herein by reference and a copy of which is attached hereto as
Exhibit 2.

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.


                                        /s/ Stewart Alsop II
                                        ----------------------------------------
                                        Stewart Alsop II

                                        /s/ Peter J. Barris
                                        ----------------------------------------
                                        Peter J. Barris

                                        /s/ Robert T. Coneybeer
                                        ----------------------------------------
                                        Robert T. Coneybeer

                                        /s/ Nancy L. Dorman
                                        ----------------------------------------
                                        Nancy L. Dorman

                                        /s/ Ronald Kase
                                        ----------------------------------------
                                        Ronald Kase

                                        /s/ C. Richard Kramlich
                                        ----------------------------------------
                                        C. Richard Kramlich

                                        /s/ Arthur J. Marks
                                        ----------------------------------------
                                        Arthur J. Marks

                                        /s/ Thomas C. McConnell
                                        ----------------------------------------
                                        Thomas C. McConnell

                                        /s/ Peter T. Morris
                                        ----------------------------------------
                                        Peter T. Morris

                                        /s/ John M. Nehra
                                        ----------------------------------------
                                        John M. Nehra

                                        /s/ Charles W. Newhall III
                                        ----------------------------------------
                                        Charles W. Newhall III

                                        /s/ Mark W. Perry
                                        ----------------------------------------
                                        Mark W. Perry

                                        /s/ Scott D. Sandell
                                        ----------------------------------------
                                        Scott D. Sandell